Exhibit 99.2
MANAGEMENT'S REPORT

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
The management of Crescent Point Energy Corp. is responsible for the preparation of the consolidated financial statements. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include certain estimates that reflect management’s best estimates and judgments. Management has determined such amounts on a reasonable basis in order to determine that the consolidated financial statements are presented fairly in all material respects.
PricewaterhouseCoopers LLP, an independent firm of chartered professional accountants, was appointed by a resolution of the Board of Directors to audit the consolidated financial statements of the Company and to provide an independent professional opinion. PricewaterhouseCoopers LLP was appointed to hold such office until the next annual meeting of the shareholders of the Company.
The Board of Directors, through its Audit Committee, has reviewed the consolidated financial statements including notes thereto with management and PricewaterhouseCoopers LLP. The members of the Audit Committee are composed of independent directors who are not employees of the Company. The Audit Committee meets regularly with management and PricewaterhouseCoopers LLP to review and approve the consolidated financial statements. The Board of Directors has approved the information contained in the consolidated financial statements based on the recommendation of the Audit Committee.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management has developed and maintains an extensive system of internal accounting controls that provide reasonable assurance that all transactions are accurately recorded, that the consolidated financial statements realistically report the Company’s operating and financial results, and that the Company’s assets are safeguarded. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.
Management has assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2019. The assessment was based on the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework in Internal Control - Integrated Framework (2013) to evaluate the design and effectiveness of internal control over financial reporting. Management concluded that this system of internal controls was effective as of December 31, 2019. The Company has effective disclosure controls and procedures to ensure timely and accurate disclosure of material information relating to the Company which complies with the requirements of Canadian securities legislation and the United States Sarbanes - Oxley Act of 2002.
PricewaterhouseCoopers LLP, an independent firm of chartered professional accountants who also audited the Company's consolidated financial statement for the year ended December 31, 2019, has audited the effectiveness of the Company's internal control over financial reporting as at December 31, 2019.

Craig Bryksa President and Chief Executive Officer	Ken Lamont Chief Financial Officer

March 4, 2020

CRESCENT POINT ENERGY CORP.	1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Crescent Point Energy Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Crescent Point Energy Corp. and its subsidiaries (together, the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle
As discussed in Note 4 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 due to the adoption of IFRS 16, Leases.

Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report On Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with

CRESCENT POINT ENERGY CORP.	2

generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

The impact of estimates of proved plus probable oil and gas reserves on development and production assets, net and deferred tax assets, net

As described in Notes 2, 3, 8 and 23 to the consolidated financial statements, the Company had a net balance of $7,787.6 million for development and production assets and deferred tax asset net balance of $745.3 million at December 31, 2019. Management also recorded a depletion expense of $1,087.4 million and impairment expense of $1,466.4 million for the year ended December 31, 2019. Development and production assets are measured at cost less accumulated depletion and any accumulated impairment losses. As disclosed by management, proved plus probable oil and gas reserves are used as the basis to calculate unit-of-production depletion expense. Management assesses the recoverability of development and production assets by grouping these assets into cash-generating units (“CGUs”) based on the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure and the manner in which management monitors the decisions regarding operations. The recoverable amounts of CGUs are estimated when impairment indicators exist. If the carrying amount of the CGU, which includes the discounted abandonment and reclamation costs on proved plus probable undeveloped oil and gas reserves, exceeds the recoverable amount, the CGU is written down with an impairment recognized in net income. The recoverable amount is the higher of fair value less costs of disposal and the value-in-use. Management determined the recoverable amounts using a fair value less costs of disposal derived by estimating the discounted after-tax future net cash flows from proved plus probable oil and gas reserves. Deferred tax assets are recognized to the extent that temporary differences will be recoverable in future periods. The calculation of the deferred tax assets involves significant estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, the availability of cash flows including proved plus probable oil and gas reserves estimates and the application of tax laws. Determining the Company’s proved plus probable oil and gas reserves required the use of significant estimates and judgement by management related to production forecasts, commodity prices, costs and related future cash flows. In determining the estimates of the proved plus probable oil and gas reserves, management utilizes the services of specialists, specifically independent petroleum reservoir engineers.

The principal considerations for our determination that performing procedures relating to the impact of estimates of proved plus probable oil and gas reserves on development and production assets, net and deferred tax assets, net is a critical audit matter are that there was significant judgment used by management, including the use of management’s specialists, when developing the estimates of proved plus probable oil and gas reserves, determining the recoverable

CRESCENT POINT ENERGY CORP.	3

amount for each CGU, and assessing the recognition of deferred tax assets. This led to a high degree of auditor judgment, effort and subjectivity in performing procedures to evaluate the significant assumptions used by management in developing those estimates, including production forecasts, commodity prices, costs and related future cash flows used for the recoverable amounts of the CGUs as well as the recognition of deferred tax assets, and the after-tax discount rate used for the recoverable amount of the CGUs. Our audit effort also involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimates of proved plus probable oil and gas reserves, management’s determination of the recoverable amounts of each CGU, management’s recognition of deferred tax assets and the calculation of DD&A expense. These procedures also included, among others, testing management’s processes for determining the recoverable amount for each CGU, depletion expense for development and production assets and the recognizable amount of the deferred tax assets, which included evaluating the appropriateness of the methods used by management in making these estimates; testing the completeness, accuracy and relevance of underlying data used in management’s analysis in developing these estimates and evaluating the significant assumptions used by management, including production forecasts, commodity prices, costs and related future cash flows. Procedures were also performed to test the unit-of-production rates used to calculate depletion expense and the recognition of the deferred tax assets. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the recoverability analysis, including the discount rate used within the recoverability calculations for each CGU. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the proved plus probable oil and gas reserves. As a basis for using this work, management’s specialists’ qualifications and objectivity were understood, as well as their methods and assumptions. The procedures performed also included tests of the data used by management’s specialists and an evaluation of their findings. Evaluating the assumptions used by management’s specialists also involved assessing whether the assumptions used were reasonable considering the current and past performance of the Company, whether they were consistent with industry pricing forecasts and evidence obtained in other areas of the audit.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Calgary, Canada
March 4, 2020

We have served as the Company's auditor since 2001.

CRESCENT POINT ENERGY CORP.	4

CONSOLIDATED BALANCE SHEETS

As at December 31
(Cdn$ millions)	Notes	2019	2018
ASSETS
Cash		56.9	15.3
Accounts receivable		295.9	322.6
Prepaids and deposits		6.9	4.6
Derivative asset	26	76.8	244.1
Assets held for sale	9	195.0	—
Total current assets		631.5	586.6
Derivative asset	26	251.1	351.5
Other long-term assets	5	22.4	43.2
Exploration and evaluation	6, 7	245.5	472.6
Property, plant and equipment	7, 8	7,841.6	10,430.2
Right-of-use asset	13	123.5	—
Goodwill	10	230.9	244.0
Deferred income tax	23	745.3	602.3
Total assets		10,091.8	12,730.4
LIABILITIES
Accounts payable and accrued liabilities		479.4	549.4
Current portion of long-term debt	12	201.0	99.8
Derivative liability	26	18.4	—
Other current liabilities	11	68.6	39.4
Liabilities associated with assets held for sale	9	7.9	—
Total current liabilities		775.3	688.6
Long-term debt	12	2,704.1	4,176.9
Other long-term liabilities	14	10.8	48.3
Lease liability	13	149.9	—
Decommissioning liability	15	1,109.0	1,203.8
Total liabilities		4,749.1	6,117.6
SHAREHOLDERS’ EQUITY
Shareholders’ capital	16	16,449.0	16,546.9
Contributed surplus		35.1	41.4
Deficit	17	(11,636.9)	(10,567.2)
Accumulated other comprehensive income		495.5	591.7
Total shareholders' equity		5,342.7	6,612.8
Total liabilities and shareholders' equity		10,091.8	12,730.4
Commitments (Note 28)
Subsequent Events (Note 32)
See accompanying notes to the consolidated financial statements.
Approved on behalf of the Board of Directors:

Laura A. Cillis Director	Mike Jackson Director

CRESCENT POINT ENERGY CORP.	5

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31			2018 (Revised)
(Cdn$ millions, except per share amounts)	Notes	2019
REVENUE AND OTHER INCOME
Oil and gas sales	31	3,336.0	3,887.5
Purchased product sales		23.9	25.4
Royalties		(482.8)	(592.4)
Oil and gas revenue		2,877.1	3,320.5
Commodity derivative losses	19, 26	(61.0)	(56.4)
Other loss	20	(159.9)	(143.5)
		2,656.2	3,120.6
EXPENSES
Operating		727.6	853.8
Purchased product		25.4	24.0
Transportation		123.7	131.7
General and administrative		91.9	121.9
Interest	21	170.4	163.7
Foreign exchange (gain) loss	22	(61.1)	18.7
Share-based compensation	24	24.9	46.0
Depletion, depreciation, amortization and impairment	6, 8, 13	2,713.3	5,284.7
Accretion and financing	13, 15	32.4	31.5
		3,848.5	6,676.0
Net income (loss) before tax		(1,192.3)	(3,555.4)

Tax expense (recovery)
Current	23	0.4	0.3
Deferred	23	(159.4)	(938.8)
Net income (loss)		(1,033.3)	(2,616.9)

Other comprehensive income (loss)
Items that may be subsequently reclassified to profit or loss
Foreign currency translation of foreign operations		(96.2)	239.5
Comprehensive income (loss)		(1,129.5)	(2,377.4)

Net income (loss) per share	25
Basic		(1.89)	(4.77)
Diluted		(1.89)	(4.77)
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	6

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Cdn$ millions, except per share amounts)	Notes	Shareholders’ capital	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity
December 31, 2018		16,546.9	41.4	(10,567.2)	591.7	6,612.8
Adoption of accounting policy	4			(14.4)		(14.4)
Redemption of restricted shares	16	24.7	(25.5)			(0.8)
Common shares repurchased	16	(122.6)				(122.6)
Share-based compensation	24		23.4			23.4
Forfeit of restricted shares	24		(4.2)			(4.2)
Net income (loss)				(1,033.3)		(1,033.3)
Dividends ($0.04 per share)				(22.0)		(22.0)
Foreign currency translation adjustment					(96.2)	(96.2)
December 31, 2019		16,449.0	35.1	(11,636.9)	495.5	5,342.7

December 31, 2017		16,489.6	72.9	(7,751.8)	352.2	9,162.9
Redemption of restricted shares		57.3	(59.0)			(1.7)
Share-based compensation			35.1			35.1
Forfeit of restricted shares			(7.6)			(7.6)
Net income (loss)				(2,616.9)		(2,616.9)
Dividends ($0.36 per share)				(198.5)		(198.5)
Foreign currency translation adjustment					239.5	239.5
December 31, 2018		16,546.9	41.4	(10,567.2)	591.7	6,612.8
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	7

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31
(Cdn$ millions)	Notes	2019	2018
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net income (loss)		(1,033.3)	(2,616.9)
Items not affecting cash
Other loss	20	189.0	143.5
Deferred tax recovery	23	(159.4)	(938.8)
Share-based compensation	24	14.9	19.8
Depletion, depreciation, amortization and impairment	6, 8, 13	2,713.3	5,284.7
Accretion and financing	13, 15	32.4	31.5
Unrealized (gains) losses on derivatives	19, 21, 26	269.6	(439.4)
Translation of US dollar long-term debt	22	(175.3)	324.5
Other		0.3	(2.5)
Realized gain on cross currency swap maturity	22	(32.4)	(70.3)
Decommissioning expenditures		(28.7)	(25.3)
Change in non-cash working capital	30	(47.5)	37.2
		1,742.9	1,748.0
INVESTING ACTIVITIES
Development capital and other expenditures	6, 8	(1,306.2)	(1,817.8)
Capital acquisitions	7	(15.9)	(15.4)
Capital dispositions	7	917.1	243.3
Other long-term assets	5	18.8	162.1
Change in non-cash working capital	30	41.2	(81.6)
		(345.0)	(1,509.4)
FINANCING ACTIVITIES
Issue of shares, net of issue costs		(0.8)	(1.7)
Common shares repurchased	16	(122.6)	—
Decrease in bank debt, net	30	(1,099.2)	(360.0)
Issuance of senior guaranteed notes		—	267.3
Repayment of senior guaranteed notes	30	(98.2)	(65.0)
Realized gain on cross currency swap maturity	22	32.4	70.3
Payments on lease liability	13, 30	(34.1)	—
Cash dividends	30	(22.0)	(198.5)
Change in non-cash working capital	30	(11.2)	(0.3)
		(1,355.7)	(287.9)
Impact of foreign currency on cash balances		(0.6)	2.2
INCREASE (DECREASE) IN CASH		41.6	(47.1)
CASH AT BEGINNING OF YEAR		15.3	62.4
CASH AT END OF YEAR		56.9	15.3
See accompanying notes to the consolidated financial statements.

Supplementary Information:

Cash taxes paid	(0.5)	—
Cash interest paid	(159.1)	(177.1)

CRESCENT POINT ENERGY CORP.	8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018

1.	STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point Energy Corp. (the “Company” or “Crescent Point”) is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries.
Crescent Point is the ultimate parent and is amalgamated in Alberta, Canada under the Alberta Business Corporations Act. The address of the principal place of business is 2000, 585 - 8th Ave S.W., Calgary, Alberta, Canada, T2P 1G1.
These annual consolidated financial statements were approved and authorized for issue by the Company's Board of Directors on March 4, 2020.

2.	BASIS OF PREPARATION

a)	Preparation
These consolidated financial statements are presented under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of March 4, 2020, the date the Board of Directors approved the statements.
The Company’s presentation currency is Canadian dollars and all amounts reported are Canadian dollars unless noted otherwise. References to “US$” are to United States ("U.S.") dollars. Crescent Point's Canadian and U.S. operations are aggregated into one reportable segment based on similar economic characteristics and the similar nature of the assets, products, production processes and customers.

b)	Basis of measurement, functional and presentation currency
The Company’s presentation currency is Canadian dollars. The accounts of the Company’s foreign operations that have a functional currency different from the Company’s presentation currency are translated into the Company’s presentation currency at period end exchange rates for assets and liabilities and at the average rate over the period for revenues and expenses. Translation gains and losses relating to the foreign operations are recognized in Other Comprehensive Income as cumulative translation adjustments.

c)	Use of estimates and judgments
The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are outlined below.
Oil and gas activities
Reserves estimates, although not reported as part of the Company’s consolidated financial statements, can have a significant effect on net income, assets and liabilities as a result of their impact on depletion, depreciation and amortization (“DD&A”), decommissioning liability, deferred taxes, asset impairments and business combinations. Independent petroleum reservoir engineers perform evaluations of the Company’s oil and gas reserves on an annual basis. The estimation of reserves is an inherently complex process requiring significant judgment. Estimates of economically recoverable oil and gas reserves are based upon a number of variables and assumptions such as geoscientific interpretation, production forecasts, commodity prices, costs and related future cash flows, all of which may vary considerably from actual results. These estimates are expected to be revised upward or downward over time, as additional information such as reservoir performance becomes available, or as economic conditions change.
For purposes of impairment testing, property, plant and equipment (“PP&E”) is aggregated into cash-generating units (“CGUs”), based on separately identifiable and largely independent cash inflows. The determination of the Company’s CGUs is subject to judgment. Factors considered in the classification of CGUs include the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure and the manner in which management monitors and makes decisions regarding operations.
The determination of technical feasibility and commercial viability, based on the presence of reserves and which results in the transfer of assets from exploration and evaluation ("E&E") to PP&E, is subject to judgment.
Decommissioning liability
Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with decommissioning. Estimates of these costs are subject to uncertainty associated with the method, timing and extent of future decommissioning activities. The liability, the related asset and the expense are impacted by estimates with respect to the cost and timing of decommissioning.

CRESCENT POINT ENERGY CORP.	9

Business combinations
Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of PP&E and E&E assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill. Future net earnings can be affected as a result of changes in future DD&A, asset impairment or goodwill impairment.
Fair value measurement
The estimated fair value of derivative instruments resulting in derivative assets and liabilities, by their very nature, are subject to measurement uncertainty. Estimates included in the determination of the fair value of derivative instruments include forward benchmark prices, discount rates and forward foreign exchange rates.
Joint control
Judgment is required to determine when the Company has joint control over an arrangement, which requires an assessment of the capital and operating activities of the projects it undertakes with partners and when the decisions in relation to those activities require unanimous consent.
Share-based compensation
Compensation costs recorded pursuant to share-based compensation plans are subject to estimated fair values, forfeiture rates and the future attainment of performance criteria.
Income taxes
Tax regulations and legislation and the interpretations thereof are subject to change. In addition, deferred income tax assets and liabilities recognize the extent that temporary differences will be receivable and payable in future periods. The calculation of the asset and liability involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, the availability of cash flows including reserve estimates and the application of tax laws. Changes in tax regulations and legislation and the other assumptions listed are subject to measurement uncertainty.

3.	SIGNIFICANT ACCOUNTING POLICIES
The accounting policies set out below have been applied consistently by the Company and its subsidiaries for all periods presented in these annual consolidated financial statements.

a)	Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries and any reference to the “Company” throughout these consolidated financial statements refers to the Company and its subsidiaries. All transactions between the Company and its subsidiaries have been eliminated.
The Company conducts some of its oil and gas production activities through jointly controlled operations and the financial statements reflect only the Company's proportionate interest in such activities. Joint control exists for contractual arrangements governing the Company's assets whereby the Company has less than 100 percent working interest, all of the partners have control of the arrangement collectively, and share the associated risks. The Company does not have any joint arrangements that are material to the Company or that are structured through joint venture arrangements.

b)	Property, Plant and Equipment
Items of PP&E, which primarily consist of oil and gas development and production assets, are measured at cost less accumulated depletion, depreciation and any accumulated impairment losses. Development and production assets are accumulated into CGUs and represent the cost of developing the commercial reserves and initiating production.
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of PP&E are recognized as development and production assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in net income as incurred. Capitalized development and production assets generally represent costs incurred in developing reserves and initiating or enhancing production from such reserves. The carrying amount of any replaced or sold component is derecognized.
Depletion and Depreciation
Development and production assets are depleted using the unit-of-production method based on estimated proved plus probable reserves before royalties, as determined by independent petroleum reservoir engineers. Natural gas reserves and production are converted to equivalent barrels of oil based upon the relative energy content (6:1). The depletion base includes capitalized costs, plus future costs to be incurred in developing proved plus probable reserves.
Corporate assets are depreciated over the estimated useful lives of the related assets, ranging from 5 to 16 years on a straight-line basis.

CRESCENT POINT ENERGY CORP.	10

Impairment
The carrying amounts of PP&E, which includes the discounted abandonment and reclamation costs on proved plus probable undeveloped oil and gas reserves, are grouped into CGUs and reviewed quarterly for indicators of impairment. Indicators are events or changes in circumstances that indicate the carrying amount may not be recoverable. If indicators of impairment exist, the recoverable amount of the CGU is estimated. If the carrying amount of the CGU exceeds the recoverable amount, the CGU is written down with an impairment recognized in net income.
Assets are grouped into CGUs based on the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure and the manner in which management monitors and makes decisions regarding operations. Estimates of future cash flows used in the calculation of the recoverable amount are based on reserve evaluation reports prepared by independent petroleum reservoir engineers. The recoverable amount is the higher of fair value less costs of disposal and the value-in-use. Fair value less costs of disposal is derived by estimating the discounted after-tax future net cash flows from proved plus probable oil and gas reserves. Discounted future net cash flows are based on forecasted commodity prices and costs over the expected economic life of the reserves and discounted using market-based rates to reflect a market participant’s view of the risks associated with the assets. Value-in-use is assessed using the expected future cash flows from proved plus probable oil and gas reserves discounted at a pre-tax rate. The fair value less costs of disposal and value in use estimates are categorized as Level 3 according to the IFRS 13 fair value hierarchy.
Impairment losses recognized in prior periods, other than goodwill impairments, are assessed at each reporting date for any indicators that the impairment losses may no longer exist or may have decreased. In the event that an impairment loss reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the carrying amount does not exceed the amount that would have been determined, net of depletion, had no impairment loss been recognized on the asset in prior periods. The amount of the reversal is recognized in net income.

c)	Exploration and Evaluation
Exploration and evaluation assets are comprised of the accumulated expenditures incurred in an area where technical feasibility and commercial viability has not yet been determined. Exploration and evaluation assets include undeveloped land and any drilling costs thereon.
Technical feasibility and commercial viability are considered to be determinable when reserves are discovered. Upon determination of reserves, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to PP&E.
Costs incurred prior to acquiring the legal rights to explore an area are expensed as incurred.
Amortization
Undeveloped land classified as E&E is amortized by major area over the average primary lease term and recognized in net income. Drilling costs classified as E&E assets are not amortized but are subject to impairment.
Impairment
Exploration and evaluation assets are reviewed quarterly for indicators of impairment and upon reclassification from E&E to PP&E. Exploration and evaluation assets are tested for impairment at the operating segment level by combining E&E assets with PP&E. The recoverable amount is the greater of fair value less costs of disposal or value-in-use. Fair value less costs of disposal is derived by estimating the discounted after-tax future net cash flows from proved plus probable oil and gas reserves, plus the fair market value of undeveloped land. Value-in-use is assessed using the expected future cash flows from proved plus probable oil and gas reserves discounted at a pre-tax rate.
Impairments of E&E assets are reversed when there has been a subsequent increase in the recoverable amount, but only to the extent of what the carrying amount would have been, net of amortization, had no impairment been recognized.

d)	Decommissioning Liability
The Company recognizes the present value of a decommissioning liability in the period in which it is incurred. The obligation is recorded as a liability on a discounted basis using the relevant risk free rate, with a corresponding increase to the carrying amount of the related asset. Over time, the liabilities are accreted for the change in their present value and the capitalized costs are depleted on a unit-of-production basis over the life of the underlying proved plus probable reserves. Accretion expense is recognized in net income. Revisions to the discount rate, estimated timing or amount of future cash flows would also result in an increase or decrease to the decommissioning liability and related asset.

e)	Goodwill
The Company records goodwill relating to business combinations when the purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired business. The goodwill balance is assessed for impairment annually or as events occur that could result in impairment. Goodwill is tested for impairment at an operating segment level by combining the carrying amounts of PP&E, E&E assets and goodwill and comparing this to the recoverable amount. Any excess of the carrying amount over the recoverable amount is the impairment amount. The recoverable amount estimates is categorized as Level 3 according to the IFRS 13 fair value hierarchy. Impairment charges, which are not tax affected, are recognized in net income. Goodwill is reported at cost less any accumulated impairment. Goodwill impairments are not reversed.

CRESCENT POINT ENERGY CORP.	11

f)	Share-based Compensation
Restricted shares granted under the Restricted Share Bonus Plan are accounted for at fair value. Share-based compensation expense is determined based on the estimated fair value of shares on the date of grant. Forfeitures are estimated at the grant date. The expense is recognized over the service period, with a corresponding increase to contributed surplus. The Company capitalizes the portion of share-based compensation directly attributable to development activities, with a corresponding decrease to share-based compensation expense. At the time the restricted shares vest, the issuance of shares is recorded as an increase to shareholders’ capital and a corresponding decrease to contributed surplus.
Performance share units ("PSUs") are accounted for at fair value. Share-based compensation expense is determined based on the estimated fair value of the PSUs on the date of the grant and subsequently adjusted to reflect the fair value at each period end. Market performance conditions are factored into the fair value and the best estimate of non-market performance conditions is used to determine an estimate of the number of units that will vest. Fair value is based on the expected cash payment per PSU and the expected number of PSUs to vest, calculated from multipliers based on internal and external performance metrics. The expense is recognized over the service period, with a corresponding increase to long-term compensation liability. PSUs are settled in cash upon vesting based on the prevailing Crescent Point share price, accrued dividends and the performance multipliers.
Deferred share units (“DSUs”) are accounted for at fair value. Share-based compensation expense is determined based on the estimated fair value of the DSUs on the date of the grant and subsequently adjusted to reflect the fair value at each period end. Fair value is based on the prevailing Crescent Point share price.

g)	Income Taxes
The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the estimated effect of any differences between the accounting and tax basis of assets and liabilities, using enacted or substantively enacted income tax rates expected to apply when the deferred tax asset or liability is settled. The effect of a change in income tax rates on deferred income taxes is recognized in net income in the period in which the change occurs.
The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.
The Company is able to deduct certain settlements under its Restricted Share Bonus Plan. To the extent the tax deduction exceeds the cumulative remuneration cost for a particular restricted share grant recorded in net income, the tax benefit related to the excess is recorded directly within equity.
Deferred income tax assets and liabilities are presented as non-current.

h)	Financial Instruments
The Company uses financial derivative instruments and physical delivery commodity contracts from time to time to reduce its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates. The Company also makes investments in companies from time to time in connection with the Company’s acquisition and divestiture activities.
Financial derivative instruments
Financial derivative instruments are included in current assets/liabilities except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets/liabilities.
The Company has not designated any of its financial derivative contracts as effective accounting hedges and, accordingly, fair values its financial derivative contracts with the resulting gains and losses recorded in net income.
The fair value of a financial derivative instrument on initial recognition is normally the transaction price. Subsequent to initial recognition, the fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated based on market prices at the reporting date for similar assets or liabilities with similar terms and conditions, or by discounting future payments of interest and principal at estimated interest rates that would be available to the Company at the reporting date.
Financial assets and liabilities
Financial assets and liabilities are measured at fair value on initial recognition. For non-equity instruments, measurement in subsequent periods depends on the classification of the financial asset or liability as “fair value through profit or loss” or “amortized cost”.
Financial assets and liabilities classified as fair value through profit or loss are subsequently carried at fair value, with changes recognized in net income.
Financial assets and liabilities classified as amortized cost are subsequently carried at amortized cost using the effective interest rate method.
Currently, the Company classifies all non-equity financial instruments which are not financial derivative instruments as amortized cost.

CRESCENT POINT ENERGY CORP.	12

At each reporting date, the Company assesses whether there is objective evidence that a financial asset carried at amortized cost is impaired. If such evidence exists, the Company recognizes an impairment loss in net income. Impairment losses are reversed in subsequent periods if the impairment loss decrease can be related objectively to an event occurring after the impairment was recognized.
For investments in equity instruments, the subsequent measurement is dependent on the Company’s election to classify such instruments as fair value through profit or loss or fair value through other comprehensive income. Currently, the Company classifies all investments in equity instruments as fair value through profit or loss, whereby the Company recognizes movements in the fair value of the investment (adjusted for dividends) in net income. If the fair value through other comprehensive income classification is selected, the Company would recognize any dividends from the investment in net income and would recognize fair value re-measurements of the investment in other comprehensive income.
Impairment of Financial Assets
Impairment losses are recognized using an expected credit loss model. The Company has adopted the simplified expected credit loss model for its accounts receivable, which permits the use of the lifetime expected loss provision.
To measure the expected credit losses, accounts receivable have been grouped based on shared credit risk characteristics and days past due. The Company uses judgment in making these assumptions and selecting the inputs into the expected loss calculation based on past history, existing market conditions and forward looking estimates at the end of each reporting period.

i)	Business Combinations
Business combinations are accounted for using the acquisition method. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the acquisition date. The excess of the cost of the acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets acquired, the difference is recognized immediately in net income. Transaction costs associated with business combinations are expensed as incurred.

j)	Foreign Currency Translation
Foreign operations
The Company has operations in the U.S. transacted via U.S. subsidiaries. The assets and liabilities of foreign operations are restated to Canadian dollars at exchange rates in effect at the balance sheet date. The income and expenses of foreign operations are translated to Canadian dollars using average exchange rates for the period. The resulting unrealized gain or loss is included in other comprehensive income.
Foreign transactions
Transactions in foreign currencies not incurred by the Company’s U.S. subsidiaries are translated to Canadian dollars at exchange rates in effect at the transaction dates. Foreign currency assets and liabilities are restated to Canadian dollars at exchange rates in effect at the balance sheet date and income and expenses are restated to Canadian dollars using average exchange rates for the period. Both realized and unrealized gains and losses resulting from the settlement or restatement of foreign currency transactions are included in net income.

k)	Revenue Recognition
The Company’s major revenue sources are comprised of sales from the production of crude oil, natural gas liquids ("NGLs") and natural gas. Revenue is recognized when control of the product transfers to the customer and the collection is reasonably probable, generally upon delivery of the product. Sales of crude oil, NGLs and natural gas production are based on variable pricing as the transaction prices are based on benchmark commodity prices and other variable factors, including quality differentials and location.
Each contract is evaluated based on the nature of the performance obligations, including the Company’s role as either principal or agent. Where the Company acts as principal, revenue is recognized on a gross basis. Where the Company acts as agent, revenue is recognized on a net basis.

l)	Cash and Cash Equivalents
Cash and cash equivalents include short-term investments with original maturities of three months or less.

m)	Leases
A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date, the lease liability is recognized at the present value of the future lease payments and discounted using the interest rate implicit in the lease or the Company's incremental borrowing rate. A corresponding right-of-use ("ROU") asset will be recognized at the amount of the lease liability, adjusted for any lease incentives received and initial direct costs incurred. Over the term of the lease, financing expense is recognized on the lease liability using the effective interest rate method and charged to net income, lease payments are applied against the lease liability and depreciation on the ROU asset is recorded by class of underlying asset.

CRESCENT POINT ENERGY CORP.	13

The lease term is the non-cancellable period of a lease and includes periods covered by an optional lease extension option if reasonably certain the Company will exercise the option to extend. Conversely, periods covered by an option to terminate are included if the Company does not expect to end the lease during that time frame. Leases with a term of less than twelve months or leases for underlying low value assets are recognized as an expense in net income on a straight-line basis over the lease term.
A lease modification will be accounted for as a separate lease if it materially changes the scope of the lease. For a modification that is not a separate lease, on the effective date of the lease modification, the Company will remeasure the lease liability and corresponding ROU asset using the interest rate implicit in the lease or the Company's incremental borrowing rate. Any variance between the remeasured ROU asset and lease liability will be recognized as a gain or loss in net income to reflect the change in scope.
The Company also acts as an intermediate lessor for office space sub-leased to other companies. As a lessor, the Company will evaluate whether a lease is a finance or operating lease. Leases where the Company transfers substantially all the risks and rewards of ownership are classified as finance leases. Conversely, leases where the risks and rewards of ownership are retained by the Company are operating leases. The head lease between the Company and the building, and the sub-lease between the Company and tenants, are accounted for separately. The lease classification of the sub-lease is based upon the head lease and not the underlying asset.
Prior to January 1, 2019, leases in which substantially all of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease payments are recognized as an expense on a straight-line basis over the lease term. Leases where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases within property, plant and equipment.

n)	Earnings Per Share
Basic earnings per share (“EPS”) is calculated by dividing the net income for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.
Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to dilutive instruments, being restricted shares issued under the Company’s Restricted Share Bonus Plan, is computed using the treasury stock method. The treasury stock method assumes that the deemed proceeds related to unrecognized share-based compensation are used to repurchase shares at the average market price during the period.

o)	Assets Held for Sale
PP&E and E&E assets are classified as held for sale if it is highly probable their carrying amounts will be recovered through a capital disposition rather than through future operating cash flows. Before PP&E and E&E assets are classified as held for sale, they are assessed for indicators of impairment or reversal of previously recorded impairments and are measured at the lower of their carrying amount and fair value less costs of disposal. Any impairment charges or recoveries are recognized in net income. Assets held for sale are classified as current assets and are not subject to DD&A. Decommissioning liabilities associated with assets held for sale are classified as current liabilities.
4. CHANGES IN ACCOUNTING POLICIES
On January 1, 2019, the Company adopted IFRS 16 Leases ("IFRS 16") using the modified retrospective approach. Under the modified retrospective approach comparative information has not been restated and continues to be reported under IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease. The Company has applied the following practical expedients permitted under the standard. Some of these expedients are on a lease-by-lease basis and others are applicable by class of underlying assets.

•	Account for leases with a remaining term of less than 12 months at January 1, 2019 as short-term leases;

•	Account for lease payments as an expense and not recognize a ROU asset if the underlying asset is of a lower dollar value; and

•
Use of the Company's previous assessment of impairment under IAS 37 Provisions, Contingent Liabilities and Contingent Assets for onerous contracts instead of re-assessing the ROU asset for impairment on January 1, 2019.

The lease liability is calculated as the present value of the remaining lease payments, discounted using the Company's borrowing rate on January 1, 2019. The Company records financing expense on the lease liability and depreciation expense on the ROU asset and the associated ROU asset is measured as follows on a lease-by-lease basis:

•	The amount equal to the lease liability on January 1, 2019 with no impact on retained earnings; or

•
The balance on January 1, 2019 as if IFRS 16 had always been applied on the commencement of the lease, using the Company's borrowing rate on January 1, 2019 and with an impact on retained earnings calculated as the difference between the lease liability and the ROU asset values.

CRESCENT POINT ENERGY CORP.	14

The following table reconciles the amounts in the consolidated balance sheet as at December 31, 2018 to the opening balance sheet on transition:

	As at		Restated balance as at
($ millions)	December 31, 2018	Adjustments	January 1, 2019
ROU asset	—	153.3	153.3
Deferred income tax	602.3	5.3	607.6
Other current liabilities (1) (2)	(39.4)	(26.4)	(65.8)
Other long-term liabilities (2)	(48.3)	44.8	(3.5)
Lease liability (1)	—	(191.4)	(191.4)
Deficit	10,567.2	14.4	10,581.6

(1)	The weighted average incremental borrowing rate used to determine the lease liability on transition was 4.40%.

(2)
On initial adoption, the Company elected to use the practical expedient to apply the previous assessment under IAS 37 for onerous contracts and deferred lease inducements. As a result, $11.0 million onerous contract provision and $39.8 million lease inducement were offset against the ROU asset.

The following table reconciles the commitments as at December 31, 2018 to the Company's lease liability as at January 1, 2019:

($ millions)
Operating leases (building, vehicle, and equipment leases)	348.6
Transportation commitments	90.0
Total contractual commitments as at December 31, 2018	438.6

Less:
Commitments that do not contain a lease	(90.0)
Non-lease components	(122.9)
Short-term leases	(0.5)

Add:
Subleased office space recoveries	44.8

Impact of discounting	(46.2)
Lease liability as at January 1, 2019	223.8
New accounting standards and amendments not yet adopted
The Company has not adopted any new standards or amendments to standards that are effective beginning on or after January 1, 2020 as the Company's consolidated financial statements are not expected to be materially impacted.

5.	OTHER LONG-TERM ASSETS

($ millions)	2019	2018
Long-term investments	6.7	8.7
Other receivables	15.7	15.8
Reclamation fund	—	18.7
Other long-term assets	22.4	43.2

CRESCENT POINT ENERGY CORP.	15

a) Long-term investments

($ millions)	2019	2018
Investments in public companies, beginning of year	8.7	65.1
Acquired through capital dispositions	—	112.6
Dispositions	—	(152.8)
Unrealized loss recognized in other loss	(2.0)	(16.2)
Investments in public companies, end of year	6.7	8.7
Public companies
The Company holds common shares in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued at each period with the resulting gain or loss recorded in net income. At December 31, 2019, the investments were recorded at a fair value of $6.7 million which was $0.6 million more than the original cost of the investments. At December 31, 2018, the investments were recorded at a fair value of $8.7 million which was $2.6 million more than the original cost of the investments.

b)	Other receivables
At December 31, 2019, the Company had investment tax credits of $15.7 million (December 31, 2018 - $15.8 million).

6.	EXPLORATION AND EVALUATION ASSETS

($ millions)	2019	2018
Exploration and evaluation assets at cost	1,848.1	2,325.0
Accumulated amortization	(1,602.6)	(1,852.4)
Net carrying amount	245.5	472.6

Reconciliation of movements during the year
Cost, beginning of year	2,325.0	2,305.1
Accumulated amortization, beginning of year	(1,852.4)	(1,670.2)
Net carrying amount, beginning of year	472.6	634.9

Net carrying amount, beginning of year	472.6	634.9
Acquisitions through business combinations, net	7.3	10.2
Additions	384.9	673.3
Dispositions	(101.9)	(7.5)
Transfers to property, plant and equipment	(380.6)	(705.9)
Amortization	(129.1)	(157.2)
Foreign exchange	(7.7)	24.8
Net carrying amount, end of year	245.5	472.6
Impairment test of exploration and evaluation assets
There were no indicators of impairment at December 31, 2019.

CRESCENT POINT ENERGY CORP.	16

7.	CAPITAL ACQUISITIONS AND DISPOSITIONS
In the year ended December 31, 2019, the Company incurred $6.3 million (year ended December 31, 2018 - $5.1 million) of transaction costs related to acquisitions through business combinations and dispositions that were recorded as general and administrative expenses.
a) Major Property Dispositions
Uinta Basin asset disposition
In the year ended December 31, 2019, the Company disposed its Uinta Basin assets for total consideration of $676.8 million. These assets were classified as held for sale at September 30, 2019 resulting in an impairment charge of $241.4 million recorded on PP&E as a component of DD&A and impairment expense. A further impairment charge of $8.7 million was recorded upon closing of the transaction in the fourth quarter of 2019.
Southeast Saskatchewan asset disposition
In the year ended December 31, 2019, the Company disposed of certain southeast Saskatchewan conventional assets for consideration of $196.9 million. These assets had a net carrying value of $390.7 million, resulting in a loss of $193.8 million.
b) Minor property acquisitions and dispositions
In the year ended December 31, 2019, the Company completed minor property acquisitions and dispositions for net consideration of $50.4 million. These assets had a net carrying value of $55.8 million, resulting in a loss of $5.4 million. During the year ended December 31,2019, the Company recorded $8.5 million of impairment related to assets held for sale at March 31, 2019. These assets have been disposed of as at December 31, 2019.

($ millions)	Uinta Basin	Southeast Saskatchewan	Other minor
Dispositions:

Consideration
Cash	653.9	196.9	50.4
Working capital	22.9	—	—
	676.8	196.9	50.4
Carrying Value
Derivative asset	(16.2)	—	—
ROU asset	(3.1)	—	—
Exploration and evaluation	(90.7)	(3.2)	(0.7)
Property, plant and equipment	(670.2)	(466.4)	(85.6)
Goodwill	—	(13.1)	—
Lease liability	3.0	—	—
Decommissioning liability	100.4	92.0	30.5
	(676.8)	(390.7)	(55.8)

Loss on capital dispositions	—	(193.8)	(5.4)

CRESCENT POINT ENERGY CORP.	17

8.	PROPERTY, PLANT AND EQUIPMENT

($ millions)	2019	2018
Development and production assets	23,038.6	26,635.3
Corporate assets	117.2	114.6
Property, plant and equipment at cost	23,155.8	26,749.9
Accumulated depletion, depreciation and impairment	(15,314.2)	(16,319.7)
Net carrying amount	7,841.6	10,430.2

Reconciliation of movements during the year
Development and production assets
Cost, beginning of year	26,635.3	25,881.1
Accumulated depletion and impairment, beginning of year	(16,262.2)	(11,877.1)
Net carrying amount, beginning of year	10,373.1	14,004.0

Net carrying amount, beginning of year	10,373.1	14,004.0
Acquisitions through business combinations, net	8.7	12.2
Additions	1,075.7	1,083.6
Dispositions, net	(1,230.9)	(523.8)
Transfers from exploration and evaluation assets	380.6	705.9
Reclassified as assets held for sale	(195.0)	—
Depletion	(1,087.4)	(1,412.4)
Impairment	(1,466.4)	(3,704.8)
Foreign exchange	(70.8)	208.4
Net carrying amount, end of year	7,787.6	10,373.1

Cost, end of year	23,038.6	26,635.3
Accumulated depletion and impairment, end of year	(15,251.0)	(16,262.2)
Net carrying amount, end of year	7,787.6	10,373.1

Corporate assets
Cost, beginning of year	114.6	106.4
Accumulated depreciation, beginning of year	(57.5)	(48.0)
Net carrying amount, beginning of year	57.1	58.4

Net carrying amount, beginning of year	57.1	58.4
Additions	2.9	7.7
Depreciation	(5.9)	(9.2)
Foreign exchange	(0.1)	0.2
Net carrying amount, end of year	54.0	57.1

Cost, end of year	117.2	114.6
Accumulated depreciation, end of year	(63.2)	(57.5)
Net carrying amount, end of year	54.0	57.1
At December 31, 2019, future development costs of $5.15 billion (December 31, 2018 - $7.23 billion) were included in costs subject to depletion.
Direct general and administrative costs capitalized by the Company during the year ended December 31, 2019 were $40.0 million (year ended December 31, 2018 - $48.0 million), including $4.3 million of share-based compensation costs (year ended December 31, 2018 - $7.7 million).

CRESCENT POINT ENERGY CORP.	18

Impairment test of property, plant and equipment
2019 Impairment
For the year ended December 31, 2019, the decrease in forecast benchmark commodity prices in addition to losses recognized on dispositions during the year were indicators of impairment. As a result, impairment and recovery testing were required and the Company prepared estimates of future cash flows to determine the recoverable amount of the respective assets.
The following table outlines the forecast benchmark commodity prices and the exchange rate used in the impairment calculation of PP&E at December 31, 2019:

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030 (2)
WTI ($US/bbl) (1)	61.00	63.75	66.18	67.91	69.48	71.07	72.68	74.24	75.73	77.24	78.79
Exchange Rate ($US/$Cdn)	0.760	0.770	0.785	0.785	0.785	0.785	0.785	0.785	0.785	0.785	0.785
WTI ($Cdn/bbl)	80.26	82.79	84.31	86.51	88.51	90.54	92.59	94.57	96.47	98.39	100.37
AECO ($Cdn/MMbtu) (1)	2.04	2.32	2.62	2.71	2.81	2.89	2.96	3.03	3.09	3.16	3.24

(1)	The forecast benchmark commodity prices listed above are adjusted for quality differentials, heat content, distance to market and other factors in performing the impairment tests.

(2)	Forecast benchmark commodity prices are assumed to increase by 2.0% in each year after 2030 to the end of the reserve life. Exchange rates are assumed to be constant at 0.785.
At December 31, 2019, the Company determined that the carrying amount of the Southeast Saskatchewan, Southwest Saskatchewan, Southern Alberta and Northern Alberta CGUs exceeded their recoverable amount. The full amount of the impairments were attributed to PP&E and, as a result, impairment losses of $1.21 billion were recorded as a component of DD&A and impairment expense. The impairment loss was largely due to the decrease in forecast benchmark commodity prices used in impairment testing at December 31, 2019 compared to December 31, 2018.
In future periods, the impairment can be reversed up to the original carrying value less any associated DD&A if the estimated recoverable amounts of the CGUs exceed their carrying amount. At December 31, 2019, the after tax impairment losses that can be reversed for the Canada and U.S. operating segments were $3.66 billion and $52.8 million, respectively.
The following table summarizes the impairment expense for the year ended December 31, 2019 by CGU:

CGU ($ millions, except %)	Operating segment	Recoverable amount	Discount rate	Impairment	Impairment, net of tax
Southeast Saskatchewan	Canada	4,087.0	15.00%	811.7	594.1
Southwest Saskatchewan	Canada	1,704.1	15.00%	333.5	244.1
Southern Alberta	Canada	858.0	15.00%	56.0	41.0
Northern Alberta	Canada	1.1	15.00%	6.6	4.8
Total impairment		6,650.2		1,207.8	884.0
Changes in any of the key judgments, such as a revision in reserves, changes in forecast benchmark commodity prices, foreign exchange rates, capital or operating costs would impact the recoverable amounts of assets and any recoveries or impairment charges would affect net income. The following sensitivities show the resulting impact on income before tax of the changes in discount rate and forecast benchmark commodity price estimates at December 31, 2019, with all other variables held constant:

CGU ($ millions)	Discount Rate		Commodity Prices
	Increase 1%	Decrease 1%	Increase 5%	Decrease 5%
Southeast Saskatchewan	(265.1)	291.8	489.8	(486.7)
Southwest Saskatchewan	(113.2)	124.7	215.7	(215.2)
Southern Alberta	(61.1)	67.3	118.2	(118.3)
Northern Alberta	(0.3)	0.3	0.6	(0.6)
Increase (decrease)	(439.7)	484.1	824.3	(820.8)

CRESCENT POINT ENERGY CORP.	19

2018 Impairment
For the year ended December 31, 2018, the decrease in the value of the Company's market capitalization as compared to shareholders' equity was an indicator of impairment. As a result, impairment and recovery testing were required and the Company prepared estimates of future cash flows to determine the recoverable amount of the respective assets.
The following table outlines the forecast benchmark commodity prices and the exchange rate used in the impairment calculation of PP&E at December 31, 2018:

	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029 (2)
WTI ($US/bbl) (1)	58.58	64.60	68.20	71.00	72.81	74.59	76.42	78.40	79.98	81.59	83.22
Exchange Rate ($US/$Cdn)	0.757	0.782	0.797	0.803	0.807	0.808	0.808	0.808	0.808	0.808	0.808
WTI ($Cdn/bbl)	77.38	82.61	85.57	88.42	90.22	92.31	94.58	97.03	98.99	100.98	103.00
AECO ($Cdn/MMbtu) (1)	1.88	2.31	2.74	3.05	3.21	3.31	3.39	3.46	3.54	3.62	3.70

(1)	The forecast benchmark commodity prices listed above are adjusted for quality differentials, heat content, distance to market and other factors in performing the impairment tests.

(2)	Forecast benchmark commodity prices are assumed to increase by 2.0% in each year after 2029 to the end of the reserve life. Exchange rates are assumed to be constant at 0.808.
At December 31, 2018, the Company determined that the carrying amount of all CGUs exceeded their recoverable amount. The full amount of the impairments were attributed to PP&E and, as a result, impairment losses of $3.70 billion were recorded as a component of depletion, depreciation, amortization and impairment expense.
The following table summarizes the impairment expense for the year ended December 31, 2018 by CGU:

CGU ($ millions, except %)	Operating segment	Recoverable amount	Discount rate	Impairment	Impairment, net of tax
Southeast Saskatchewan	Canada	5,250.6	15.00%	1,782.1	1,300.9
Utah	U.S.	931.7	18.00%	873.5	658.4
Southwest Saskatchewan	Canada	1,975.2	15.00%	549.4	401.1
Southern Alberta (1)	Canada	872.7	15.00%	404.8	295.5
Northern U.S.	U.S.	878.7	15.00%	83.8	63.2
Northern Alberta	Canada	3.9	15.00%	11.2	8.2
Total impairment (2)		9,912.8		3,704.8	2,727.3

(1)
At September 30, 2018, the Company classified certain non-core assets as held for sale. Immediately before classifying the assets as held for sale, the Company conducted a review of the assets' recoverable amounts and recorded an impairment loss of $14.1 million related to PP&E.

(2)
At December 31, 2018, accumulated after tax impairment losses, net of depletion had no impairment loss been recognized in prior periods for the Canada and U.S. operating segments were $3.29 billion and $879.9 million, respectively.

Impairments were recognized in all CGUs largely due to the increase in discount rates used in impairment testing, reflecting a higher weighted average cost of capital at December 31, 2018 compared to December 31, 2017 and current market conditions in the Canadian energy sector.
Changes in any of the key judgments, such as a revision in reserves, changes in forecast benchmark commodity prices, foreign exchange rates, capital or operating costs would impact the recoverable amounts of assets and any recoveries or impairment charges would affect net income. The following sensitivities show the resulting impact on income before tax of the changes in discount rate and forecast benchmark commodity price estimates at December 31, 2018, with all other variables held constant:

CGU ($ millions)	Discount Rate		Commodity Prices
	Increase 1%	Decrease 1%	Increase 5%	Decrease 5%
Southeast Saskatchewan	(350.2)	385.5	640.6	(639.8)
Utah	(46.8)	53.8	140.7	(111.0)
Southwest Saskatchewan	(135.8)	149.7	240.9	(240.6)
Southern Alberta	(70.0)	77.2	133.8	(132.5)
Northern U.S.	(57.6)	65.6	83.8	(101.0)
Northern Alberta	(0.4)	0.5	1.0	(1.0)
Increase (decrease)	(660.8)	732.3	1,240.8	(1,225.9)

CRESCENT POINT ENERGY CORP.	20

9.	ASSETS HELD FOR SALE
At December 31, 2019, the Company classified certain Saskatchewan gas infrastructure assets as held for sale. These assets were recorded at the lesser of their carrying value and recoverable amount, and have subsequently been disposed of in January 2020. See Note 32 - "Subsequent Events" for additional information.

($ millions)	PP&E (Note 8)	Decommissioning liability (Note 15)
Assets (liabilities) held for sale	195.0	(7.9)

10.	GOODWILL

($ millions)	2019	2018
Goodwill, beginning of year	244.0	251.9
Southeast Saskatchewan asset dispositions	(13.1)	(6.2)
Other	—	(1.7)
Goodwill, end of year	230.9	244.0
Goodwill has been assigned to the Canadian operating segment.
Impairment test of goodwill
The impairment tests of goodwill compared the recoverable amount of the Company's PP&E and E&E to the carrying amount of the combined PP&E, E&E and goodwill at December 31, 2019 and December 31, 2018. As a result of these tests, the Company concluded that the estimated recoverable amounts exceeded the carrying amounts and no impairments were recorded.

11.	OTHER CURRENT LIABILITIES

($ millions)	2019	2018
Long-term compensation liability	2.3	6.5
Lease liability	31.3	—
Decommissioning liability	35.0	26.9
Lease inducement (1)	—	3.4
Onerous contracts provision (1)	—	2.6
Other current liabilities	68.6	39.4

(1)
On adoption of IFRS 16 the Company elected to use the practical expedient to apply the previous assessment under IAS 37 for onerous contracts and deferred lease inducements. See Note 4 - "Changes in Accounting Policies" for additional information.

12.	LONG-TERM DEBT

($ millions)	2019	2018
Bank debt (1)	806.3	1,982.1
Senior guaranteed notes (2)	2,098.8	2,294.6
Long-term debt	2,905.1	4,276.7
Long-term debt due within one year	201.0	99.8
Long-term debt due beyond one year	2,704.1	4,176.9

(1)
The Company has London Inter-bank Offered Rate ("LIBOR") loans under its bank credit facilities. The US dollar amounts of the LIBOR loans were fixed for purposes of interest and principal repayments. At December 31, 2019, the total notional amount due upon bank debt maturity was $824.2 million (December 31, 2018 - $1.92 billion).

(2)
The Company entered into cross currency swaps ("CCS") and a foreign exchange swap concurrent with the issuance of the US dollar senior guaranteed notes to fix the US dollar amount of the notes for the purpose of principal repayment at Canadian dollar notional amounts. At December 31, 2019, the total notional principal due on the maturity of the senior guaranteed notes was $1.82 billion (December 31, 2018 - $1.89 billion) of which $158.3 million (December 31, 2018 - $73.7 million) was due within one year.

Bank debt
The Company has combined facilities of $3.00 billion, including a $2.90 billion syndicated unsecured credit facility with fourteen banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The current maturity dates of the facilities is October 25, 2023. Both of these facilities constitute revolving credit facilities and are extendible annually.
The credit facilities bear interest at the applicable market rate plus a margin based on a sliding scale ratio of the Company's senior debt to earnings before interest, taxes, depletion, depreciation, amortization and impairment, adjusted for payments on lease liability and certain non-cash items including unrealized derivatives, unrealized foreign exchange, equity settled share-based compensation expense and accretion and financing expense ("adjusted EBITDA").

CRESCENT POINT ENERGY CORP.	21

The credit facilities and senior guaranteed notes have covenants which restrict the Company's ratio of senior debt to adjusted EBITDA to a maximum of 3.5:1.0, the ratio of total debt to adjusted EBITDA to a maximum of 4.0:1.0 and the ratio of senior debt to capital, adjusted for certain non-cash items as noted above, to a maximum of 0.55:1.0. The Company was in compliance with all debt covenants at December 31, 2019.
The Company had letters of credit in the amount of $6.5 million outstanding at December 31, 2019 (December 31, 2018 - $8.0 million).
Senior guaranteed notes
The Company has closed private offerings of senior guaranteed notes raising total gross proceeds of US$1.41 billion and Cdn$270.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. The senior guaranteed notes have financial covenants similar to those of the combined credit facilities described above. The Company's senior guaranteed notes are detailed below:

Principal ($ millions)	Coupon Rate	Principal Due on Maturity (1) (Cdn$ millions)	Interest Payment Dates	Maturity Date	Financial statement carrying value
					2019	2018
Cdn$7.0	4.29%	—	November 22 and May 22	May 22, 2019	—	7.0
US$68.0	3.39%	—	November 22 and May 22	May 22, 2019	—	92.8
US$155.0	6.03%	158.3	September 24 and March 24	March 24, 2020	201.0	211.5
Cdn$50.0	5.53%	50.0	October 14 and April 14	April 14, 2021	50.0	50.0
US$82.0	5.13%	79.0	October 14 and April 14	April 14, 2021	106.3	111.9
US$52.5	3.29%	56.3	December 20 and June 20	June 20, 2021	68.1	71.6
Cdn$25.0	4.76%	25.0	November 22 and May 22	May 22, 2022	25.0	25.0
US$200.0	4.00%	199.1	November 22 and May 22	May 22, 2022	259.3	272.9
US$61.5	4.12%	80.3	October 11 and April 11	April 11, 2023	79.7	83.9
Cdn$80.0	3.58%	80.0	October 11 and April 11	April 11, 2023	80.0	80.0
Cdn$10.0	4.11%	10.0	December 12 and June 12	June 12, 2023	10.0	10.0
US$270.0	3.78%	274.7	December 12 and June 12	June 12, 2023	350.1	368.4
Cdn$40.0	3.85%	40.0	December 20 and June 20	June 20, 2024	40.0	40.0
US$257.5	3.75%	276.4	December 20 and June 20	June 20, 2024	333.8	351.4
US$82.0	4.30%	107.0	October 11 and April 11	April 11, 2025	106.3	111.9
Cdn$65.0	3.94%	65.0	October 22 and April 22	April 22, 2025	65.0	65.0
US$230.0	4.08%	291.1	October 22 and April 22	April 22, 2025	298.2	313.9
US$20.0	4.18%	25.3	October 22 and April 22	April 22, 2027	26.0	27.4
Senior guaranteed notes		1,817.5			2,098.8	2,294.6
Senior guaranteed notes due within one year					201.0	99.8
Senior guaranteed notes due beyond one year					1,897.8	2,194.8

(1)
Includes underlying derivatives which manage the Company's foreign exchange exposure on its US dollar senior guaranteed notes. The Company considers this to be the economic amount due at maturity instead of the financial statement carrying amount.

Concurrent with the issuance of US$1.38 billion senior guaranteed notes, the Company entered into CCS to manage the Company's foreign exchange risk. The CCS fix the US dollar amount of the notes for purposes of interest and principal repayments at a notional amount of $1.52 billion. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a foreign exchange swap which fixed the principal repayment at a notional amount of $32.2 million. See Note 26 - “Financial Instruments and Derivatives” for additional information.

CRESCENT POINT ENERGY CORP.	22

13.	LEASES
Right-of-use asset
The following table reconciles the ROU asset by class as at December 31, 2019:

($ millions)	Office (1)	Fleet Vehicles	Other	Total
ROU asset at cost	120.1	17.0	10.9	148.0
Accumulated depreciation	(14.8)	(7.0)	(2.7)	(24.5)
Net carrying amount	105.3	10.0	8.2	123.5

Reconciliation of movements during the year
Cost, beginning of year	127.7	15.9	9.7	153.3
Accumulated depreciation, beginning of year	—	—	—	—
Net carrying amount, beginning of year	127.7	15.9	9.7	153.3

Net carrying amount, beginning of year	127.7	15.9	9.7	153.3
Additions	—	3.4	2.1	5.5
Dispositions	—	(2.2)	(0.9)	(3.1)
Depreciation	(14.8)	(7.0)	(2.7)	(24.5)
Lease modification	(7.5)	—	—	(7.5)
Foreign exchange	(0.1)	(0.1)	—	(0.2)
Net carrying amount, end of year	105.3	10.0	8.2	123.5

(1)	A portion of the Company's office space is subleased. During the year ended December 31, 2019, the Company recorded sublease income of $6.2 million as a component of other loss.
Lease liability

($ millions)	December 31, 2019
Lease liability, beginning of year	223.8
Additions	5.5
Dispositions	(3.0)
Financing	8.9
Payments on lease liability	(34.1)
Lease modification	(19.7)
Foreign exchange	(0.2)
Lease liability, end of year	181.2
Expected to be incurred within one year	31.3
Expected to be incurred beyond one year	149.9
Some leases contain variable payments that are not included within the lease liability as they are based on amounts determined by the lessor annually and not dependent on an index or rate. For the year ended December 31, 2019, variable lease payments of $5.2 million were included in general and administrative expenses relating to property tax payments on office leases.
During the year ended December 31, 2019, the Company recorded $1.3 million in general and administrative expenses related to short-term leases and leases for low dollar value underlying assets.
The undiscounted cash flows relating to the lease liability are as follows:

($ millions)	December 31, 2019
1 year	36.7
2 to 3 years	48.6
4 to 5 years	38.2
More than 5 years	94.2
Total (1)	217.7

(1)	Includes both the principal and amounts representing interest.

CRESCENT POINT ENERGY CORP.	23

14.	OTHER LONG-TERM LIABILITIES

($ millions)	2019	2018
Long-term compensation liability (1)	10.8	3.5
Lease inducement (2)	—	36.4
Onerous contracts provision (2)	—	8.4
Other long-term liabilities	10.8	48.3

(1)	Long-term compensation liability relates to share-based compensation. See Note 24 - "Share-based Compensation" for additional information.

(2)
On adoption of IFRS16, the Company elected to use the practical expedient to apply the previous assessment under IAS 37 for onerous contracts and deferred lease inducements. See Note 4 - "Changes in Accounting Policies" for additional information.

15.	DECOMMISSIONING LIABILITY

($ millions)	2019	2018
Decommissioning liability, beginning of year	1,230.7	1,344.2
Liabilities incurred	30.7	38.6
Liabilities acquired through capital acquisitions	0.7	0.4
Liabilities disposed through capital dispositions	(223.6)	(68.3)
Liabilities settled	(28.7)	(25.3)
Revaluation of acquired decommissioning liabilities (1)	0.9	0.6
Change in estimated future costs	6.2	(79.9)
Change in discount rate	115.3	(20.2)
Accretion expense	23.5	30.6
Reclassified as liabilities associated with assets held for sale	(7.9)	—
Foreign exchange	(3.8)	10.0
Decommissioning liability, end of year	1,144.0	1,230.7
Expected to be incurred within one year	35.0	26.9
Expected to be incurred beyond one year	1,109.0	1,203.8

(1)
These amounts relate to the revaluation of acquired decommissioning liabilities at the end of the period using a risk-free discount rate. At the date of acquisition, acquired decommissioning liabilities are fair valued.

Upon retirement of its oil and gas assets, the Company anticipates substantial costs associated with decommissioning. The total future decommissioning liability was estimated by management based on the Company’s net ownership in all wells and facilities. This includes all estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total decommissioning liability to be $1.14 billion at December 31, 2019 (December 31, 2018 - $1.23 billion) based on total estimated undiscounted and uninflated cash flows to settle the obligation of $1.09 billion (December 31, 2018 - $1.29 billion). These obligations are expected to be settled through 2053, with the majority expected after 2036. The estimated cash flows have been discounted using a risk free rate of approximately 1.75 percent and an inflation rate of 2 percent (December 31, 2018 - approximately 2.25 percent and 2 percent, respectively).

16.	SHAREHOLDERS' CAPITAL
Crescent Point has an unlimited number of common shares authorized for issuance.

	2019		2018
	Number of shares	Amount ($ millions)	Number of shares	Amount ($ millions)
Common shares, beginning of year	550,151,561	16,803.0	545,794,384	16,745.7
Issued on redemption of restricted shares	3,321,362	24.7	4,357,177	57.3
Common shares repurchased	(24,073,000)	(122.6)	—	—
Common shares, end of year	529,399,923	16,705.1	550,151,561	16,803.0
Cumulative share issue costs, net of tax	—	(256.1)	—	(256.1)
Total shareholders’ capital, end of year	529,399,923	16,449.0	550,151,561	16,546.9
Normal Course Issuer Bid ("NCIB")
On January 23, 2019, the Company announced the approval by the Toronto Stock Exchange of its notice to implement a NCIB. The NCIB allows the Company to purchase, for cancellation, up to 38,424,678 common shares, or seven percent of the Company's public float, as at January 14, 2019. The NCIB commenced on January 25, 2019 and expired on January 24, 2020.

CRESCENT POINT ENERGY CORP.	24

During the year ended December 31, 2019, the Company purchased and cancelled 24.1 million common shares for total consideration of $122.6 million. The total cost paid, including commissions and fees, was recognized directly as a reduction in shareholders' equity. Under the NCIB, all common shares purchased are cancelled.
As of the date of this report, the Company has purchased, for cancellation, 26.2 million common shares for total consideration of $135.3 million.

17.	DEFICIT

($ millions)	2019	2018
Accumulated earnings (deficit)	(4,028.3)	(2,980.6)
Accumulated gain on shares issued pursuant to DRIP (1) and SDP (2)	8.4	8.4
Accumulated tax effect on redemption of restricted shares	12.1	12.1
Accumulated dividends	(7,629.1)	(7,607.1)
Deficit	(11,636.9)	(10,567.2)

(1)	Premium Dividend TM and Dividend Reinvestment Plan.

(2)	Share Dividend Plan.

18.	CAPITAL MANAGEMENT

($ millions)	2019	2018
Long-term debt (1)	2,905.1	4,276.7
Adjusted working capital deficiency (2)	126.1	208.2
Unrealized foreign exchange on translation of US dollar long-term debt	(265.9)	(473.6)
Net debt	2,765.3	4,011.3
Shareholders’ equity	5,342.7	6,612.8
Total capitalization	8,108.0	10,624.1

(1)	Includes current portion of long-term debt.

(2)
Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments.

The following table reconciles cash flow from operating activities to adjusted funds flow from operations for the years ended December 31, 2019 and December 31, 2018:

($ millions)	2019	2018
Cash flow from operating activities	1,742.9	1,748.0
Changes in non-cash working capital	47.5	(37.2)
Transaction costs	6.3	5.1
Decommissioning expenditures	28.7	25.3
Adjusted funds flow from operations	1,825.4	1,741.2
Crescent Point's objective for managing its capital structure is to maintain a strong balance sheet and capital base to provide financial flexibility, position the Company to fund future development projects and provide returns to shareholders.
Crescent Point manages and monitors its capital structure and short-term financing requirements using a measure not defined in IFRS, the ratio of net debt to adjusted funds flow from operations. Net debt to adjusted funds flow from operations is used to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point's objective is to manage this metric to be well positioned to execute its business objectives during periods of volatile commodity prices. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels. The Company's net debt to adjusted funds flow from operations ratio at December 31, 2019 was 1.5 times (December 31, 2018 - 2.3 times).
Crescent Point is subject to certain financial covenants on its credit facilities and senior guaranteed notes agreements and was in compliance with all financial covenants as at December 31, 2019. See Note 12 - "Long-term Debt" for additional information regarding the Company's financial covenant requirements.

19.	COMMODITY DERIVATIVE GAINS (LOSSES)

($ millions)	2019	2018
Realized gains (losses)	43.4	(259.8)
Unrealized gains (losses)	(104.4)	203.4
Commodity derivative losses	(61.0)	(56.4)

CRESCENT POINT ENERGY CORP.	25

20.	OTHER INCOME (LOSS)

($ millions)	2019	2018
Long-term investments	(2.0)	(15.5)
Loss on capital dispositions	(199.2)	(129.1)
Lease modification	12.2	—
Settlement proceeds	22.9	—
Other	6.2	1.1
Other income (loss)	(159.9)	(143.5)

21.	INTEREST EXPENSE

($ millions)	2019	2018 (1) (Revised)
Realized
Interest expense on long-term debt	146.8	184.4
Unrealized (gain) loss
CCS - Interest	23.6	(20.7)
Interest expense	170.4	163.7

(1)	Comparative period revised to reflect current period presentation. Unrealized derivative gain (loss) on interest rate contracts previously included in derivative gains (losses).

22.	FOREIGN EXCHANGE GAIN (LOSS)

($ millions)	2019	2018 (1) (Revised)
Realized gain (loss)
CCS - Principal	32.4	88.3
US dollar long-term debt maturities	(32.4)	(70.3)
Other	(3.7)	4.3
Unrealized gain (loss)
CCS - Principal and foreign exchange swaps	(141.6)	215.3
Translation of US dollar long-term debt	207.7	(254.2)
Other	(1.3)	(2.1)
Foreign exchange gain (loss) (1)	61.1	(18.7)

(1)	Comparative period revised to reflect current period presentation. Unrealized derivative gain (loss) on CCS and foreign exchange swaps previously included in derivative gains (losses).

23.	INCOME TAXES
The provision for income taxes is as follows:

($ millions)	2019	2018
Current tax:
Canada	0.2	—
Luxembourg	0.2	0.3
Current tax expense	0.4	0.3
Deferred tax expense (recovery):
Canada	(225.6)	(690.5)
United States	66.2	(248.3)
Deferred tax recovery	(159.4)	(938.8)
Income tax recovery	(159.0)	(938.5)

CRESCENT POINT ENERGY CORP.	26

The following table reconciles income taxes calculated at the Canadian statutory rate with the recorded income taxes:

($ millions)	2019	2018
Net income (loss) before tax	(1,192.3)	(3,555.4)
Statutory income tax rate	26.81%	27.00%
Expected provision for income taxes	(319.7)	(960.0)
Change in corporate tax rates and tax rate variance	18.6	—
Tax rates in foreign jurisdictions	(5.3)	13.9
Restricted share bonus plan	3.9	1.8
Change in recognition of deferred tax assets	108.3	(1.1)
Recognition of capital gain on intercompany debt	18.5	—
Non-deductible capital losses	4.3	0.6
Non-deductible impairment of goodwill	3.5	2.1
Other	8.9	4.2
Income tax recovery	(159.0)	(938.5)
The statutory combined federal and provincial income tax rate decreased from 27 percent in 2018 to 26.81 percent in 2019 primarily due to the decrease in the Alberta corporate tax rate from 12 percent to 11 percent, effective July 1, 2019.
On June 28, 2019, the Alberta government enacted legislation which reduces the Alberta corporate income tax rate from 12 percent to 8 percent over the period of July 1, 2019 through January 1, 2022. As a result of these changes in tax rates, the Company recognized a reduction of $5.0 million in its deferred income tax asset.
The net deferred income tax assets (liabilities) are expected to be settled in the following periods:

($ millions)	2019	2018
Deferred income tax:
To be settled within one year	3.5	(57.9)
To be settled beyond one year	741.8	660.2
Deferred income tax	745.3	602.3
The movement in deferred income tax assets (liabilities) are as follows:

($ millions)	At January 1, 2019	(Charges) / credits due to acquisitions & other	(Charged) / credited to earnings	At December 31, 2019
Deferred income tax assets:
Decommissioning liability	329.6	—	(38.4)	291.2
Income tax losses carried forward	918.1	—	14.5	932.6
Share issue costs	5.3	—	(2.8)	2.5
Risk management contracts	—	—	4.7	4.7
Lease liabilities	—	58.4	(11.9)	46.5
Other	16.3	(35.3)	25.6	6.6
	1,269.3	23.1	(8.3)	1,284.1
Deferred income tax liabilities:
Property, plant and equipment	(633.9)	—	158.0	(475.9)
Risk management contracts	(33.1)	—	17.1	(16.0)
ROU asset	—	(39.5)	7.8	(31.7)
Other	—	—	(15.2)	(15.2)
	(667.0)	(39.5)	167.7	(538.8)
Net deferred income tax assets (liabilities)	602.3	(16.4)	159.4	745.3

CRESCENT POINT ENERGY CORP.	27

($ millions)	At January 1, 2018	(Charges) / credits due to acquisitions & other	(Charged) / credited to earnings	At December 31, 2018
Deferred income tax assets:
Decommissioning liability	361.3	—	(31.7)	329.6
Income tax losses carried forward	649.5	—	268.6	918.1
Share issue costs	10.2	—	(4.9)	5.3
Risk management contracts	33.5	—	(33.5)	—
Other	22.2	21.3	(27.2)	16.3
	1,076.7	21.3	171.3	1,269.3
Deferred income tax liabilities:
Property, plant and equipment	(1,417.5)	—	783.6	(633.9)
Risk management contracts	(17.0)	—	(16.1)	(33.1)
	(1,434.5)	—	767.5	(667.0)
Net deferred income tax assets (liabilities)	(357.8)	21.3	938.8	602.3
The approximate amounts of tax pools available as at December 31, 2019 and 2018 are as follows:

($ millions)	2019	2018
Tax pools:
Canada	7,691.8	8,389.0
United States	2,975.9	3,830.0
Total	10,667.7	12,219.0
Deferred tax assets are recognized to the extent of expected utilization of tax attributes, based on estimated undiscounted future cashflows included in the Company's independent reserve report.
The above tax pools include estimated Canadian non-capital losses carried forward of $1.95 billion (December 31, 2018 - $1.90 billion) that expire in the years 2026 through 2039, and U.S. net operating losses of $2.26 billion (December 31, 2018 - $1.73 billion) of which $1.63 billion will expire in the years 2029 through 2037, while the remaining $630.6 million will not expire. A deferred income tax asset has not been recognized for U.S. net operating losses of $341.4 million (December 31, 2018 - $89.7 million) or for other temporary differences of $69.0 million (December 31, 2018 - $56.2 million) as there is not sufficient certainty regarding future utilization.
At December 31, 2019, a deferred tax asset has not been recognized in respect of temporary differences associated with investments in subsidiaries as it is not likely that the temporary differences will reverse in the foreseeable future. The deductible temporary differences associated with investments in subsidiaries is approximately $1.6 billion (December 31, 2018 - $1.3 billion).
The Company received notices of reassessment from the Canada Revenue Agency in 2014 and 2015 disallowing $149.3 million of tax pools and $12.6 million of investment tax credits relating to an acquired entity. The Company has filed notices of objections in response to these reassessments and management believes that it will be successful in defending its positions. Therefore, no provision for the potential income tax liability was recorded at December 31, 2019 and December 31, 2018.

24.	SHARE-BASED COMPENSATION
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors. Restricted shares are settled upon vesting, at the Company's discretion, in common shares or cash. The expense is recognized over the service period and is included in shareholder's equity.
Performance Share Unit Plan
The Company has a PSU Plan for designated employees. The PSUs vest on terms up to three years from the grant date as determined by the Board of Directors. PSUs are settled in cash upon vesting based on the prevailing Crescent Point share price, accrued dividends and performance multipliers. The expense is recognized over the service period and is included in long-term compensation liability.
Deferred Share Unit Plan
The Company has a DSU Plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. DSUs are settled in cash based on the prevailing Crescent Point share price. The expense is recognized at fair value at each period end and is included in long-term compensation liability.

CRESCENT POINT ENERGY CORP.	28

The following table reconciles the number of restricted shares, PSUs and DSUs for the year ended December 31, 2019:

	Restricted Shares	PSUs (1)	DSUs
Balance, beginning of year	3,241,684	2,246,314	301,614
Granted	4,482,755	2,607,826	239,030
Redeemed	(3,504,004)	(1,630,736)	(220,753)
Forfeited	(584,241)	(302,960)	—
Balance, end of year	3,636,194	2,920,444	319,891

(1)	Based on underlying units before any effect of performance multipliers.
The following table reconciles the number of restricted shares, PSUs and DSUs for the year ended December 31, 2018:

	Restricted Shares	PSUs (1)	DSUs
Balance, beginning of year	3,589,024	4,460,046	229,470
Granted	5,219,156	1,238,518	118,999
Redeemed	(4,557,768)	(2,839,865)	(46,855)
Forfeited	(1,008,728)	(612,385)	—
Balance, end of year	3,241,684	2,246,314	301,614

(1)	Based on underlying units before any effect of performance multipliers.
Stock Option Plan
The Company has a Stock Option Plan for designated employees. The Options have a maximum term of seven years and vest on terms as determined by the Board of Directors. Share-based compensation expense is determined based on the estimated fair value of the stock options on the date of the grant. Upon vest, the stock option holder may either exercise their stock options to purchase one common share per option at the exercise price or, at the Company's discretion, surrender their stock options for a cash payment in an amount equal to the aggregate positive difference, if any, between the market price and the exercise price of the number of common shares associated with the stock options surrendered. Alternatively, the stock option holder may also, at the Company's discretion, surrender their stock options for common shares having a value equivalent to the cash payment.
The following tables provide summary information regarding stock options outstanding as at December 31, 2019:

	Stock Options (number of units)	Weighted average exercise price ($)
Balance, beginning of year	2,048,115	10.03
Granted	1,221,025	4.03
Forfeited	(374,673)	8.94
Expired	(61,125)	10.06
Balance, end of year	2,833,342	7.59

The following tables provide summary information regarding stock options outstanding as at December 31, 2018:

	Stock Options (number of units)	Weighted average exercise price ($)
Balance, beginning of year	—	—
Granted	3,158,490	10.04
Forfeited	(1,110,375)	10.06
Balance, end of year	2,048,115	10.03

CRESCENT POINT ENERGY CORP.	29

The following table summarizes information regarding stock options outstanding as at December 31, 2019:

Number of stock options outstanding	Weighted average exercise price per share for options outstanding ($)	Vest year	Weighted average remaining term (years)	Number of stock options exercisable	Weighted average exercise price per share for options exercisable ($)
356,698	10.02	2019	5.05	356,698	10.02
600,903	7.59	2020	5.54	—	—
549,610	7.55	2021	5.56	—	—
872,307	8.46	2022	5.37	—	—
453,824	4.04	2023	6.27	—	—
The Company estimates the fair value of stock options on the date of the grant using a Black-Scholes option pricing model. The following weighted average assumptions were used to estimate the fair value of the stock options at their grant date:

	2019	2018
Grant date share price ($)	4.03	10.04
Exercise price ($)	4.03	10.04
Expected annual dividends ($)	0.04	0.36
Expected volatility (%)	40.11%	35.90%
Risk-free interest rate (%)	1.64%	2.00%
Expected life of stock option	4.9 years	4.9 years
Fair value per stock option ($)	1.36	2.34
For the year ended December 31, 2019, the Company calculated total share-based compensation of $29.2 million (year ended December 31, 2018 - $53.7 million), net of estimated forfeitures, of which $4.3 million was capitalized (year ended December 31, 2019 - $7.7 million).
At December 31, 2019, the current portion of long-term compensation liability of $2.3 million was included in other current liabilities (December 31, 2018 - $6.5 million) and $10.8 million was included in other long-term liabilities (December 31, 2018 - $3.5 million).

25.	PER SHARE AMOUNTS
The following table summarizes the weighted average shares used in calculating net income per share:

	2019	2018
Weighted average shares – basic	545,674,158	549,109,960
Dilutive impact of share-based compensation	—	—
Weighted average shares – diluted (1)	545,674,158	549,109,960

(1)	Excludes the impact of 310,288 weighted average shares related to share-based compensation that were anti-dilutive for the year ended December 31, 2019 (year ended December 31, 2018 - 1,086,922).

26.	FINANCIAL INSTRUMENTS AND DERIVATIVES
The Company's financial assets and liabilities are comprised of cash, accounts receivable, long-term investments, derivative assets and liabilities, accounts payable and accrued liabilities and long-term debt.
Crescent Point's derivative assets and liabilities are transacted in active markets. Crescent Point's long-term investments can be transacted in active and non-active markets. The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•
Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 - Values are based on prices or valuation techniques that are not based on observable market data.
Accordingly, Crescent Point's derivative assets and liabilities are classified as Level 2. Long-term investments are classified as Level 1, Level 2 or Level 3 depending on the valuation methods and inputs used and whether the applicable company is publicly traded or private. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

CRESCENT POINT ENERGY CORP.	30

Discussions of the fair values and risks associated with financial assets and liabilities, as well as summarized information related to derivative positions are detailed below:
a) Carrying amount and fair value of financial instruments
The fair value of cash, accounts receivable, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term nature of those instruments. The fair value of the amounts drawn on bank credit facilities is equal to its carrying amount as the facilities bear interest at floating rates and credit spreads that are indicative of market rates. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.
The following table summarizes the carrying value of the Company's remaining financial assets and liabilities as compared to their respective fair values as at December 31, 2019:

	2019 Carrying Value	2019 Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($ millions)
Financial assets
Derivatives	327.9	327.9	—	327.9	—
Long-term investments (1)	6.7	6.7	6.7	—	—
	334.6	334.6	6.7	327.9	—
Financial liabilities
Derivatives	18.4	18.4	—	18.4	—
Senior guaranteed notes (2)	2,098.8	2,120.1	—	2,120.1	—
	2,117.2	2,138.5	—	2,138.5	—

(1)	Long-term investments are comprised of equity securities in public oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

The following table summarizes the carrying value of the Company's remaining financial assets and liabilities as compared to their respective fair values as at December 31, 2018:

	2018 Carrying Value	2018 Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($ millions)
Financial assets
Derivatives	595.6	595.6	—	595.6	—
Long-term investments (1)	8.7	8.7	8.7	—	—
	604.3	604.3	8.7	595.6	—
Financial liabilities
Senior guaranteed notes (2)	2,294.6	2,273.5	—	2,273.5	—
	2,294.6	2,273.5	—	2,273.5	—

(1)	Long-term investments are comprised of equity securities in public oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

Derivative assets and liabilities
Derivative assets and liabilities arise from the use of derivative contracts. The Company's derivative financial instruments are classified as fair value through profit or loss and are reported at fair value with changes in fair value recorded in net income.

CRESCENT POINT ENERGY CORP.	31

The following table summarizes the fair value as at December 31, 2019 and the change in fair value for the year ended December 31, 2019:

($ millions)	Commodity contracts (1)	Interest contracts	CCS contracts (2)	Foreign exchange contracts	Total
Derivative assets, beginning of year	147.0	5.5	434.7	8.4	595.6
Disposed	(16.2)	—	—	—	(16.2)
Unrealized change in fair value	(104.4)	(2.7)	(160.7)	(1.8)	(269.6)
Foreign exchange	(0.3)	—	—	—	(0.3)
Derivative assets, end of year	26.1	2.8	274.0	6.6	309.5

Derivative assets, end of year	26.1	2.8	292.2	6.8	327.9
Derivative liabilities, end of year	—	—	(18.2)	(0.2)	(18.4)

(1)	Includes oil and gas contracts.

(2)	Includes mark-to-market on principal and interest.
The following table summarizes the fair value as at December 31, 2018 and the change in fair value for the year ended December 31, 2018:

($ millions)	Commodity contracts (1)	Interest contracts	CCS contracts	Foreign exchange contracts	Total
Derivative assets / (liabilities), beginning of year	(53.8)	9.5	198.0	5.1	158.8
Unrealized change in fair value	203.4	(4.0)	236.7	3.3	439.4
Foreign exchange	(2.6)	—	—	—	(2.6)
Derivative assets, end of year	147.0	5.5	434.7	8.4	595.6

(1)	Includes oil and gas contracts.
Offsetting financial assets and liabilities
Financial assets and liabilities are only offset if the Company has the legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. The Company offsets derivative assets and liabilities when the counterparty, commodity, currency and timing of settlement are the same. The following table summarizes the gross asset and liability positions of the Company's financial derivatives by contract that are offset on the balance sheet as at December 31, 2019 and December 31, 2018:

	2019			2018
($ millions)	Asset	Liability	Net	Asset	Liability	Net
Gross amount	334.5	(25.0)	309.5	595.6	—	595.6
Amount offset	(6.6)	6.6	—	—	—	—
Net amount	327.9	(18.4)	309.5	595.6	—	595.6

b)	Risks associated with financial assets and liabilities
The Company is exposed to financial risks from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates and foreign exchange rates as well as credit and liquidity risk.
Commodity price risk
The Company is exposed to commodity price risk on crude oil, NGLs and natural gas revenues as well as power on electricity consumption.
The following table summarizes the unrealized gains (losses) on the Company's commodity financial derivative contracts and the resulting impact on income before tax due to fluctuations in commodity prices, with all other variables held constant:

	Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Year ended December 31, 2019		Year ended December 31, 2018
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Commodity price
Crude oil	(117.1)	104.2	(75.6)	61.6
Natural gas	—	—	(0.7)	0.7

CRESCENT POINT ENERGY CORP.	32

Interest rate risk
The Company is exposed to interest rate risk on bank credit facilities to the extent of changes in market interest rates. Based on the Company's floating rate debt position as at December 31, 2019, a 1 percent increase or decrease in the interest rate on floating rate debt would amount to an impact on income before tax of $5.1 million (December 31, 2018 - $16.1 million).
The following table summarizes the unrealized gains (losses) on the Company's interest derivative contracts and the resulting impact on income before tax due to the respective changes in the applicable forward interest rates, with all other variables held constant:

	Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Year ended December 31, 2019		Year ended December 31, 2018
Forward interest rates	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Interest rate swaps	0.5	(0.5)	1.1	(1.1)
Foreign exchange risk
The Company is exposed to foreign exchange risk in relation to its US dollar denominated long-term debt, investment in U.S. subsidiaries and in relation to its crude oil sales. Crescent Point enters into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar denominated long-term debt. To partially mitigate the foreign exchange risk relating to crude oil sales, the Company has fixed crude oil contracts to settle in Cdn$ WTI.
The following table summarizes the resulting unrealized gains (losses) impacting income before tax due to the respective changes in the period end and applicable foreign exchange rates, with all other variables held constant:

		Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Exchange Rate	Year ended December 31, 2019		Year ended December 31, 2018
Cdn$ relative to US$		Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
US dollar long-term debt	Period End	254.8	(254.8)	394.2	(394.2)
Cross currency swaps	Forward	(264.6)	264.6	(402.3)	402.3
Foreign exchange swaps	Forward	(2.0)	2.0	(9.4)	9.4
Credit risk
The Company is exposed to credit risk in relation to its physical oil and gas sales, financial counterparty and joint venture receivables. A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. To mitigate credit risk associated with its physical sales portfolio, Crescent Point obtains financial assurances such as parental guarantees, letters of credit and third party credit insurance. Including these assurances, approximately 95 percent of the Company's oil and gas sales are with entities considered investment grade.
At December 31, 2019, approximately 5 percent (December 31, 2018 - 5 percent) of the Company's accounts receivable balance was outstanding for more than 90 days and the Company's average expected credit loss was 0.60 percent (December 31, 2018 - 2.95 percent) on a portion of the Company’s accounts receivable balance relating to joint venture receivables.
Liquidity risk
The Company manages its liquidity risk through managing its capital structure and continuously monitoring forecast cash flows and available credit under existing banking arrangements as well as other potential sources of capital.
At December 31, 2019, the Company had available unused borrowing capacity on bank credit facilities of approximately $2.24 billion, including $6.5 million outstanding letters of credit and cash of $56.9 million.
The timing of undiscounted cash outflows relating to the financial liabilities outstanding as at December 31, 2019 is outlined in the table below:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Accounts payable and accrued liabilities	479.4	—	—	—	479.4
Senior guaranteed notes (1)	234.6	532.3	829.2	500.5	2,096.6
Bank credit facilities (2)	39.9	916.8	—	—	956.7

(1)	These amounts include the notional principal and interest payments pursuant to the CCS and foreign exchange swap related to the senior guaranteed notes, which fix the amounts due in Canadian dollars.

(2)
These amounts include interest based on debt outstanding and interest rates effective as at December 31, 2019 and includes undiscounted cash outflows pursuant to the CCS related to LIBOR loans. The current maturity date of the Company's facilities is October 25, 2023. The Company expects that the facilities will continue to be renewed and extended prior to their maturity dates.

CRESCENT POINT ENERGY CORP.	33

The timing of undiscounted cash outflows relating to the financial liabilities outstanding as at December 31, 2018 is outlined in the table below:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Accounts payable and accrued liabilities	549.4	—	—	—	549.4
Senior guaranteed notes (1)	156.9	486.7	767.0	843.1	2,253.7
Bank credit facilities (2)	108.2	2,128.7	—	—	2,236.9

(1)	These amounts include the notional principal and interest payments pursuant to the CCS and foreign exchange swap related to the senior guaranteed notes, which fix the amounts due in Canadian dollars.

(2)	These amounts include interest based on debt outstanding and interest rates effective as at December 31, 2018 and includes undiscounted cash outflows pursuant to the CCS related to LIBOR loans.

c)	Derivative contracts
The following is a summary of the derivative contracts in place as at December 31, 2019:

Financial WTI Crude Oil Derivative Contracts – Canadian Dollar (1)
	Swap		Three-way Collar
Term	Volume (bbls/d)	Average Price ($/bbl)	Volume (bbls/d)	Average Sold Call Price ($/bbl)	Average Bought Put Price ($/bbl)	Average Sold Put Price ($/bbl)
2020	14,249	75.52	39,730	82.67	76.48	62.72
2021 January - March	—	—	5,000	78.87	73.50	63.50

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

Financial Interest Rate Derivative Contracts – Canadian Dollar		Notional Principal ($ millions)	Fixed Rate (%)
Term	Contract
January 2020 - August 2020	Swap	50.0	1.16
January 2020 - August 2020	Swap	50.0	1.16
January 2020 - August 2020	Swap	100.0	1.15
January 2020 - September 2020	Swap	50.0	1.14
January 2020 - September 2020	Swap	50.0	1.11

Financial Cross Currency Derivative Contracts
Term	Contract	Receive Notional Principal (US$ millions)	Fixed Rate (US%)	Pay Notional Principal (Cdn$ millions)	Fixed Rate (Cdn%)
January 2020	Swap	555.0	3.50	737.4	3.31
January 2020 - March 2020	Swap	155.0	6.03	158.3	6.45
January 2020 - April 2021	Swap	82.0	5.13	79.0	5.83
January 2020 - June 2021	Swap	52.5	3.29	56.3	3.59
January 2020 - May 2022	Swap	170.0	4.00	166.9	5.03
January 2020 - April 2023	Swap	61.5	4.12	80.3	3.71
January 2020 - June 2023	Swap	270.0	3.78	274.7	4.32
January 2020 - June 2024	Swap	257.5	3.75	276.4	4.03
January 2020 - April 2025	Swap	82.0	4.30	107.0	3.98
January 2020 - April 2025	Swap	230.0	4.08	291.1	4.13
January 2020 - April 2027	Swap	20.0	4.18	25.3	4.25

Financial Foreign Exchange Forward Derivative Contracts
Settlement Date	Contract	Receive Notional Principal (US$ millions)	Pay Notional Principal (Cdn$ millions)
January 2020	Swap	15.0	19.7
May 2022	Swap	30.0	32.2

CRESCENT POINT ENERGY CORP.	34

27.	RELATED PARTY TRANSACTIONS
Compensation of key management personnel
Key management personnel of the Company include its directors and executive officers. In 2019, the Company recorded $5.8 million (2018 - $7.7 million) relating to compensation of key management personnel and $2.3 million (2018 - $11.3 million) for severance relating to key management personnel. In 2019, share-based compensation costs relating to compensation of key management personnel and severance were $10.3 million (2018 - $22.6 million) and nil (2018 - $2.8 million), respectively.

28.	COMMITMENTS
At December 31, 2019, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operating (1)	5.6	9.7	11.7	37.9	64.9
Transportation	15.4	24.4	23.7	12.8	76.3
Capital	4.8	—	—	—	4.8
Total contractual commitments (2)	25.8	34.1	35.4	50.7	146.0

(1)	Includes operating costs on the Company's office space, net of $14.3 million recoveries from subleases

(2)	Excludes contracts accounted for under IFRS 16. See Note 13 - "Leases" for additional information.
At December 31, 2018, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operating (building, vehicle and equipment) (1)	35.3	64.5	54.3	194.5	348.6
Transportation	16.3	24.8	22.7	26.2	90.0
Total contractual commitments	51.6	89.3	77.0	220.7	438.6

(1)	Included in operating leases are recoveries of rent expense on office space the Company has subleased of $44.8 million.
29.SIGNIFICANT SUBSIDIARIES
The Company has the following significant subsidiaries, each owned 100% directly and indirectly, at December 31, 2019:

Subsidiary Name	Country of Incorporation
Crescent Point Resources Partnership	Canada
Crescent Point Holdings Inc.	Canada
Crescent Point Energy U.S. Corp.	United States of America
Crescent Point U.S. Holdings Corp.	United States of America
Crescent Point Energy Lux S.à r.l.	Luxembourg
30. SUPPLEMENTAL DISCLOSURES
Comprehensive income statement presentation
The Company’s statements of comprehensive income are prepared primarily by nature of expense, with the exception of compensation expenses which are included in the operating, general and administrative and share-based compensation line items, as follows:

($ millions)	2019	2018
Operating	76.6	96.3
General and administrative	72.8	88.8
Share-based compensation	24.9	46.0
Total compensation expenses	174.3	231.1

CRESCENT POINT ENERGY CORP.	35

Cash flow statement presentation

($ millions)	2019	2018
Operating activities
Changes in non-cash working capital:
Accounts receivable	(31.8)	89.8
Prepaids and deposits	(2.4)	—
Accounts payable and accrued liabilities	(16.5)	(39.6)
Other current liabilities	(4.1)	(11.5)
Other long-term liabilities	7.3	(1.5)
	(47.5)	37.2
Investing activities
Changes in non-cash working capital:
Accounts receivable	54.1	(25.0)
Accounts payable and accrued liabilities	(12.9)	(56.6)
	41.2	(81.6)
Financing activities
Changes in non-cash working capital:
Accounts payable and accrued liabilities	(11.2)	(0.3)

CRESCENT POINT ENERGY CORP.	36

Supplementary financing cash flow information
The Company's reconciliation of cash flow from financing activities is outlined in the table below:

($ millions)	Dividends payable	Long-term debt (1)	Lease liability (2) (3)
December 31, 2018	16.5	4,276.7	223.8
Changes from cash flow from financing activities:
Decrease in bank debt, net		(1,099.2)
Repayment of senior guaranteed notes		(98.2)
Realized gain on cross currency swap maturity		32.4
Cash dividends paid	(33.2)
Payments on lease liability			(34.1)
Non-cash changes:
Cash dividends declared	22.0
Financing			8.9
Additions			5.5
Dispositions			(3.0)
Lease modification			(19.7)
Foreign exchange		(206.6)	(0.2)
December 31, 2019	5.3	2,905.1	181.2

December 31, 2017	16.8	4,111.0	—
Changes from cash flow from financing activities:
Decrease in bank debt, net		(360.0)
Issuance of senior guaranteed notes		267.3
Repayment of senior guaranteed notes		(65.0)
Realized gain on cross currency swap maturity		70.3
Cash dividends paid	(198.8)
Non-cash changes:
Cash dividends declared	198.5
Foreign exchange		253.1
December 31, 2018	16.5	4,276.7	—

(1)	Includes current portion of long-term debt.

(2)	Includes current portion of lease liability.

(3)	Lease liability is as at January 1, 2019. See Note 4 - "Changes in Accounting Policies" for additional information.
31. GEOGRAPHICAL DISCLOSURE
The following table reconciles oil and gas sales by country and product type:

($ millions) (1)	2019	2018
Canada
Crude oil sales	2,425.3	2,743.6
NGL sales	116.8	202.1
Natural gas sales	63.9	54.3
Total Canada	2,606.0	3,000.0
U.S.
Crude oil sales	667.9	811.7
NGL sales	34.2	41.2
Natural gas sales	27.9	34.6
Total U.S.	730.0	887.5
Total oil and gas sales	3,336.0	3,887.5

(1)	Oil and gas sales are reported before realized derivatives.

CRESCENT POINT ENERGY CORP.	37

The following table reconciles non-current assets by country:

($ millions)	2019	2018
Canada	8,121.9	9,679.1
U.S.	1,338.4	2,464.7
Total	9,460.3	12,143.8
32. SUBSEQUENT EVENTS
Gas infrastructure assets disposition
On January 20, 2020, Crescent Point closed the sale of certain gas infrastructure assets in Saskatchewan for total cash consideration of $500.0 million.

CRESCENT POINT ENERGY CORP.	38

Directors
Barbara Munroe, Chair (6)
Laura Cillis (1) (2)
James Craddock (1) (3) (5)
John Dielwart (3) (4)
Ted Goldthorpe (1) (5)
Mike Jackson (1) (2) (5)
Jennifer Koury (2) (4)
Francois Langlois (3) (4) (5)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environmental, Health & Safety Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
(6) Chair of the Board serves in an ex officio capacity on each Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Garret Holt
Senior Vice President, Corporate Development
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
(403) 693-0020
Shant Madian
Vice President, Investor Relations and Corporate Communications
(403) 693-0020

CRESCENT POINT ENERGY CORP.	39